Exhibit 99.1

Renren Inc. Provides Update on Preliminary Unaudited Fourth Quarter 2011 Results
and Fourth Quarter 2011 Earnings Date Announcement

BEIJING, Feb. 14, 2012 —  Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), China’s leading real-name social networking internet platform, today announced preliminary selected unaudited financial results for the fourth fiscal quarter ended December 31, 2011. These preliminary results are subject to change as the Company is in the process of finalizing the financial statements for the fourth quarter. The Company expects to issue the earnings release for the fourth fiscal quarter and full year ended December 31, 2011 on March 8, 2012, after market hours.

•                  Revenues in the fourth quarter of 2011 are estimated to be within the previously forecasted range of US$31 million to US$33 million.

•                  Operating losses on a non-GAAP basis in the fourth quarter, which excludes share-based compensation expenses, impairment and amortization of intangible assets, are estimated to be between US$15 million to US$17 million. The losses were primarily due to increased investments across the Company’s business lines as well as the consolidation of 56.com, the UGC video-sharing website that the Company acquired in October 2011.

•                  The Company expects to incur a one-off US$2 million to US$3 million non-cash expense due to impairment charges of certain intangible assets, mainly including Xiaonei.com, the internet domain name acquired by the Company in 2006 which is no longer in use.

•                  Meanwhile, the Company expects to record approximately US$51 million of one-off realized capital gain from its sales of e-Long securities in the fourth quarter.

“As previously discussed in our third quarter earnings release, given the competitive environment and growth opportunities of our sectors, we have decided to step up our investment in various areas of our businesses, particularly in mobile technology and products. In addition, we are also upgrading the bandwidth and servers for 56.com, the video assets we recently acquired, in order to improve our user experience. As a result, we have budgeted an incremental amount of US$60 million to US$70 million for investments this year compared to previous projections made a year ago,” commented Joseph Chen, Chief Executive Officer of Renren.

“Based on our current visibility, we expect our full year revenue in 2012 to grow 50-55%, similar to the pace we achieved in 2011,” added Mr. Chen. “While we will not be profitable in 2012, our business is fundamentally sound and staged for growth in China’s social networking sector. We are confident that we are following the right course in creating long-term value for our shareholders and building a truly sustainable business.”

Conference Call Information

Renren’s management will host an earnings conference call at 8:00 p.m. U.S. Eastern Time on Thursday, March 8, 2012 (Beijing/Hong Kong Time: 9:00 a.m., Friday, March 9, 2012).

Interested parties may participate in the conference call by dialing the numbers below and entering passcode 10-15 minutes prior to the initiation of the call.

Dial-in Information:

US:

+1 718-354-1231

Hong Kong:

+852-2475-0994

China:

+86 800-819-0121

International:

+ 65-6723-9381

Passcode:

Renren

A replay of the call will be available for one week and dial-in information is as follows:

International:

+ 61 2-8235-5000

Passcode:

52730835

This call will be webcast live and the replay will be available on Renren’s corporate web site at http://ir.renren-inc.com for twelve months.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates the leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, listen to music, shop for deals and enjoy a wide range of other features and services. Renren’s platform includes the main social networking website Renren.com, the online games center game.Renren.com, the social commerce website Nuomi.com, and the video-sharing website 56.com. Renren had approximately 137 million activated users as of September 30, 2011.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business and financial outlook and quotations from Renren’s management in this announcement, contain forward-looking statements. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors that may affect the Company’s results of operations are summarized in the Company filings or submission the Company made and available on the website of the United States Securities and Exchange Commission at www.sec.gov.

For more information, please contact:

Sam Lawn

Investor Relations Director

Renren Inc.

Tel: (+86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com

Caroline Straathof

IR Inside

Tel: (The Netherlands) +31 6 5462 4301

Tel: (China): +86 136 9310 5055

Email: info@irinside.com